May 11, 2005


Mail Stop 0510

By U.S. Mail and facsimile to (212)310-8007

Mr. William S. Creekmuir, Executive Vice President
   and Chief Financial Officer
Simmons Company
One Concourse Parkway, Suite 800
Atlanta, Georgia   30328-6188

Re:	Simmons Company
	Registration Statement on Form S-4
	File No.:  333-124138

Dear Mr. Creekmuir:

	This is to advise you that the review of the above registration statement has been limited to monitoring the prospectus disclosures for compliance with applicable outstanding comments issued by the staff in connection with our examination of THL Bedding Holding Company registration statement on Form S-1, File No. 333-116197 and of Simmons Bedding Company registration statement on Form S-4, File
No. 333-113861. We have also monitored the prospectus for the updated financial statements included in the above registration statement. We have the following comments. You should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prospectus cover page

1. We note your statement that the information contained in the prospectus "has been provided by . . . other sources identified in this prospectus." Please confirm that none of the information provided in the prospectus by "other sources" was prepared with a view toward being included in the registration statement. If this is not the case, please tell us what consideration you have given to obtaining and filing the consent of such sources to the inclusion of the information prepared by them.

Security Ownership of Certain Beneficial Owners and Management,
page
79
2. As previously requested, disclose the natural person or persons who have voting and/or investment control over the shares held by Fenway
Partners Capital Fund II.  See Rule 13d-3 of the Securities
Exchange
Act.

3. Clarify in footnote 1 to the table that Thomas H. Lee, a Managing
Director of Thomas H. Lee Advisors, LLC has voting and investment power over the 71.8% of voting power shown in the table for Thomas H.
Lee Partners, L.P. and Affiliates. If such is not the case, revise footnote 1 to account for the entire 71.8% interest shown.

Accounting Comments:

General
4. Please revise your filing to disclose the effective interest rate of the Senior Discount Notes.
5. Please provide updated financial statements and related disclosures for the interim period ended March 31, 2005, if required by Rule
3-12
of Regulation S-X.

	No further review of the registration statement has been nor will
be made.  All persons who are by statute responsible for the adequacy
and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of
1933
has been included.

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision.
Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Dorine H. Miller at
(202)
942-1949.

							Sincerely,



							Pamela A. Long
							Assistant Director




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Mr. William S. Creekmuir
Simmons Company
May 11, 2005
Page  3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE